Benjamin Holt

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

August 11, 2023

Re:	YSMD, LLC
Post Qualification Amendment No. 5
Filed August 11, 2023
File No. 024-12008

To Whom It May Concern:

On behalf of YSMD, LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 10:00 a.m., Eastern Time, on Tuesday, August 15th, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Jill Wallach

Jill Wallach

Counsel

CrowdCheck Law LLP

cc:	Dorrie Yale, Securities and Exchange Commission

Howard Efron, Securities and Exchange Commission

Shannon Menjivar, Securities and Exchange Commission

Qian Wang, YSMD, LLC